DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

January 27, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jay Mumford, Staff Attorney

RE: Dynamic Applications Corp.
File No. 000-54856
Amendment No. 2 to Registration Statement on Form 10
Filed on May 13, 2013

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated May 28, 2013, with respect to the above-referenced Exchange Act filing of Dynamic Applications Corp. (the "Company"). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Description of Business

Comment 1. We note your deletion of disclosure regarding your Green Biofuels activities. Because those transactions occurred during the three years before you filed this Form 10, your disclosure regarding the development of your business should include information about those activities. Include in your disclosure what the carbon credit project was, what consideration you paid to enter into the agreement, and why you terminated the agreement. See comment 6 in our letter to you dated December 17, 2012 and comment 4 in our letter to you dated February 28, 2013.

Response 1. In response to this comment, we have added disclosure with respect to the carbon credit project and the consideration paid, which was disclosed in the Company's Form 8-K dated August 10, 2009 and the exhibits thereto. In addition, we have disclosed the reason for the termination of the carbon credit project agreement and the related agreements, as reported in the Company's Form 8-K dated January 15, 2010.
We included disclosure as follows under subheading " Termination of Green Biofuels Holding Ltd. Agreement".

On August 9, 2009, the Company entered into a Cooperation and Partnership Agreement with Green Biofuels Holding Ltd. ("GBH"), an Israeli corporation pursuant to which GBH agreed to contribute, convey, assign and transfer all of GBH's rights title and interest in specified carbon credit projects. GBH represented to the Company that it had a contractual right to a carbon credit project in Fuxin, China and had access to various other carbon credit projects in other locations in China and East Europe, including current and future interests in such projects and current and future opportunity to enter into agreements for carbon credit projects.

As consideration the Company agreed to pay GBH an amount equal to 3% of the total gross revenues derived from the assigned projects during the first six years of the agreement, which consideration would only commence when the total gross income derived from the accepted project reached 1 million Euros or approximately $1.4 million.

The Company further agreed to arrange financing of 44,000 Euro for a Fuxin Project within 10 days of the date of the Agreement, and 26,000 Euro for a coal mine and two projects in the Ukraine and Kazakhstan by August 27, 2009. In addition, the Company agreed to provide further financing for the benefit of these aforesaid projects in the amount of 100,000 Euros by September 15, 2009 and 110,000 Euros by October 1, 2009.

On August 9, 2009, pursuant to a separate Private Placement Subscription Agreement, the Company also agreed to issue to each of Messrs. Shlomo Palas, Samuel Keshet and Eliezer Weinberg, the principals of GBH (the GBH Principals"), 7,178,750 shares of the Company's common stock, or a total of 21,538,250 shares, which issuance was subject to the prior finalization and approval of a stock plan relating to the common stock under applicable Israeli law by the Company and/or its Israeli subsidiary.

On January 12, 2010, the Company entered into a termination agreement with Green Biofuels Holding Ltd., an Israeli corporation ("GBH"), and Messrs. Shlomo Palas, Samuel Keshet and Eliezer Weinberg (the "Termination Agreement"). Pursuant to the Termination Agreement, the Cooperation and Partnership Agreement with GBH, dated August 9, 2009, and any rights, title and interest and all obligations and liabilities arising out of or relating to the Carbon Credit Project (as defined in such agreement) were contributed and transferred from the Company to GBH and assumed by GBH and the August 8, 2009 agreement was terminated. Likewise, the Company and Messrs. Shlomo Palas, Samuel Keshet and Eliezer Weinberg terminated their Private Placement Subscription Agreement, also dated August 9, 2009 for subscription of shares of the common stock of the Company, which had not yet been effectuated.

The primary reason for the Termination Agreement was the fact that the Company was unable to fund their funding obligations under the Cooperation Agreement as a result of the nature of the carbon credit projects that were subject of the assignment. As a result, none of the shares that were subject to the Private Placement Subscription Agreement were issued.

General Background

Comment 2. Please disclose the substance of the last clause of your response to prior comment
Response 2. We have expanded and added disclosure under subheading "General Background" second paragraph as follows:
While we have no independent knowledge regarding whether any of the referenced companies (1) devoted resources to developing the patent or (2) abandoned the patent and engaged in a different business, we have been informed by Mr. Zwebner, or former CFO, that, other than Dynamic Applications, none of the other companies devoted resources to pursue development and commercial use of their respective patents.

Electromagnetic Percussion Devices

Comment 3. Please expand your disclosure revised in response to prior comment 1 to explain how your potential customers would use the potential product that you describe.
Response 3. We expanded our disclosure under subheading " Electromagnetic Percussion Devices" paragraph 3 to included the following: "Our Electromagnetic Percussion Devices" could be used for hammer drilling, sawing, vibrating device and similar procedures.

Comment 4. We note your response to prior comment 3. Please revise your disclosure to clarify (1) why reversing the coil and the body permits a striking piston to be made of a monolithic block, and (2) whether the feature that you describe regarding the current switching direction is unique to your device.
Response 4. We expanded our disclosure under subheading " Electromagnetic Percussion Devices" paragraph 4 and added the following statement at the end of the paragraph: "We believe the switching position feature is unique to our device". We also added additional disclosure as paragraph 5 as follows: "The reverse current through the coil is needed in order to change the polarity of the coil so it can push or pool the drive. The timing of changing the current is important to separate the hammer from the drive member so that the impact energy is not transmitted to the drive, which contains brittle parts as natural magnets. This is accomplished by changing the current direction in the coil before the hammer can impact the tool, and will start to move the drive to the opposite direction disengaged from the hammer. However, the hammer will continue moving forward with the stored energy in the tool".

Recent Development Efforts

Comment 5. Please reconcile your statement that your management "has remained virtually unchanged since inception with the information in the Form 8-K that you filed on November 19, 2008.
Response 5. We have deleted the reference as mentioned above.

Comment 6. Because Form 8-Ks may not be incorporated by reference into this Form 10, please revise your disclosure to remove the implication to the contrary.
Response 6. We have deleted the reference to the Company's Forms 8-K filed with the SEC on March 7 and April 22, 2013.

Intellectual Property

Comment 7. Please tell us why the first paragraph of the revised Notes to your financial statements indicates that you require approval of your patent application. Your disclosure here indicates that your patent application has been approved.
Response 7. We have deleted the patent reference in the first paragraph of the notes to financial statements.

Recent Developments

Comment 8. We note your reference to the agreement with Sensoil. The agreement filed as an exhibit to the Form 8-K filed April 22, 2013 does not appear to include Appendix 2. Please file a complete exhibit including all attachments and appendices.
Response 8. We have attached as Exhibit 10.4 the complete Sensoil Agreement.

When we filed the Form 15

Comment 9. Please expand your response to the first bullet point of prior comment 13 to address Section 32 of the Exchange Act. Also, please provide us the attachment mentioned in section iii of your response to prior comment 13.
Response 9. We have added disclosure to reflect that our failure to file information and reports as a reporting issue under the risk factor "When we files the Form 15......" as follows:

When we filed the Form 15 on July 27, 2011 for the purpose of suspending our duty to file reports under Sections 13 and 15(d) of the Exchange Act, we were not in compliance with Section 13(a) of the Exchange Act; there can be no assurance that we will be able to again remain in compliance with Section 13(a) of the Exchange Act in the future. Our past and any future failure to comply with Section 13(a) of the Exchange Act may be expected to have a material adverse affect on our financial condition, stock price and the value of our business because Section 32 of the Exchange Act provides for monetary penalties as a result of such non-compliance and the SEC may determine to revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act."
When we filed a Form 12b-25 notifying the SEC of our inability to timely file an annual report on Form 10-K for the fiscal year ended December 31, 2009, we made a representation that the Form 10-K would be filed no later than April 15, 2010, the date that was the fifteenth calendar day following the prescribed due date for our Form 10-K. Subsequent to filing the Form 12b-25, our management determined that due to the significant costs associated with being a public reporting company, to cease reporting under the Exchange Act by filing a Form 15 on July 27, 2011, in reliance upon Rule 12g-4(a)(1) and Rule 12g-4(a)(2). At the date of the filing of the Form 15, we were delinquent under the Exchange Act by not first filing our past due annual report on Form 10-K for the year ended December 31, 2009, our quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, our annual report on Form 10-K for the year ended December 31, 2010, our quarterly reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011. As a result, when we filed the Form 15 for the purpose of suspending our duty to file reports under Sections 13 and 15(d) of the Exchange Act, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodical and other reports with the SEC in accordance with the SEC's rules and regulations. There can be no assurance that we will not fall out of compliance with Section 13(a) of the Exchange Act again in the future. However, since our filing of this registration statement, we have filed our Form 10-K for the year ended December 31, 2012 and our Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2013 in a timely manner. Further, we intend to file subsequent reports under the Exchange Act as they become due. To that end, the Company has engaged a firm specialized in providing securities compliance service to assist the Company in remaining current with its reporting obligations under the Exchange Act.
Our past and any future failure to be in compliance with Section 13(a) of the Exchange Act may have a material adverse affect on our financial condition as well as our stock price and the value of our business because, as a result of such non-compliance, the SEC may determine to: (i) seek to impose the penalty/forfeiture provisions under Section 32 of the Exchange Act which can amount of $100 per day for each and every day such failure to file shall continue; or (ii) revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act.
Critical Accounting Policies

Comment 10. Please tell us when property and equipment was included in bankruptcy proceedings and transferred to a trustee as you mention in this section.
Response 10. We have deleted the reference to bankruptcy proceedings under Subheading "Critical Accounting Policies" in the MDA and in the footnotes.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 11. It does not appear you have provided the revised disclosure requested by our prior comment 16. Please provide the requested disclosure.
Response 11. We have updated our disclosure under Item 5. to reflect that Mr. Zwebner has resigned from his position as an officer and director. Mr. Zwebner resigned on June 17, 2013 and is not an affiliate of the Company anymore. We have expanded and revised disclosure to conform to Item 401(e) for Mr. Gonen and Mr. Goore.

Comment 12. You do not appear to have provided the disclosure requested by our prior comment 17. Please provide the disclosure required by Item 401(c) of Regulation S-K as previously requested. For example, that item requires disclosure of the age of the individual and background information for the last five years.
Response 12. We have revised background disclosure for Mr. Nickelshpur, the Company's chief scientific advisor

Section 16(a) Compliance

Comment 13. We note your reference to reports that have not been filed. Please tell us with specificity which reports have not been filed.
Response 13. We have expanded our disclosure under subheading Section 16(a) Compliance as follows: Based solely on the reports received by the Registrant and on written representations from reporting persons, the Registrant was informed that its officers and directors and ten percent (10%) shareholders has not filed reports required to be filed under Section 16(a). Mr. Jacky Shenker who owns 36.97% of the Company's issued and outstanding shares of common stock has not filed Form 3, Form 4 and Form 5. In addition, Mr. Eli Gonen, our Chairman and Mr. Ori Goore have not filed Form 3, Form 4 and Form 5 since the Company became a reporting company".

Item 6 Executive Compensation

Comment 14. We note your response to our prior comment 21 regarding the independence of your directors. While your response states the directors are not independent, your disclosure states they are independent. Please reconcile.
Response 14. We believe our directors are independent based on NASDAQ Rule 4200 as our disclosure under subheading " Director Independence" indicates.

Item 10 Recent Sales of Unregistered Securities

Comment 15. We note your response to prior comment 24 and the description of the promissory notes in the last two paragraphs of this section. Please clearly address Regulation S-K Item 01(d) for those transactions. Also, please reconcile the amounts and description of the transactions with the disclosure in Note 3 to your financial statements.
Response 15. We have expanded disclosure the reflect that the referenced securities were issued in reliance upon the exemption provided by Regulation S promulgated by the SEC under the Act. We have also reconciled the amounts to conform with the footnotes titles "Stockholders" Equity."

Capital Stock

Comment 16. Please expand your response to prior comment 26 to address your company's status under Rule 144(i)(1)(i) at the time that you issued the securities.
Response 16. We have revised the disclosure under "Capital Stock" to with respect to our status under Rule 144(i)(1)(i), making clear that shares of common stock that were issued prior to the Company ceasing to be a "shell" company, as that term is defined under Rule 144(i) are deemed to be "shell" company shares and may not be sold without registration under the Act or until the expiration of 1 year following the date that the Company ceases to be a :shell" company.

Item 13. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Comment 17. We note that your financial statements for the year ended December 31, 2011 were audited by Michael F. Cronin, CPA. Effective May 14, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Michael F. Cronin, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/05142013_Cronin.pdf.

As Michael F. Cronin, CPA is no longer registered with the PCAOB, you may not include his audit reports or consents in your filings with the Commission. Since Michael F. Cronin, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.
Response 17. We have included our financial statements for the year ended December 31, 2011, which have been audited by our current auditor M&K CPAS, PLLC.

Notes to Financial Statements

Recent Accounting Pronouncements

Comment 18. We refer to your response to comment 5 to our letter dated February 28, 2013. As you have concluded that you are not an emerging growth company, please revise to delete the footnote disclosure stating to the contrary.
Response 18. We have deleted the reference under " Recent Accounting Pronouncements ".

Exhibits

Comment 19. We note your response to prior comment 9. Please file your complete articles of incorporation as amended to date, without requiring investors to assemble your charter from multiple amendments to this Form 10.
Response 19. We have attached as Exhibit 3.1 the complete certificate of Incorporation, as amended.

Comment 20. We note your response to prior comment 29; however, exhibit 10.1 appears to be graphic or image file. Please file the document as an exhibit that is not a graphic or image file. Include in the exhibit the specification and the drawings of the patent that the text of exhibit 10.1 indicates is attached as Annex 1.
Response 20. We have attached exhibit 10.1 including annex 1.

Dynamic Applications Corp. acknowledges that:
"- the company is responsible for the adequacy and accuracy of the disclosure in the Form 10/A filing;

"- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

"- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Dynamic Applications Corp.

By: /s/ Eli Gonen, Chairman